1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


Leon Salkin
Associate
215.963.5620
lsalkin@morganlewis.com

October 9, 2013

FILED AS EDGAR CORRESPONDENCE

Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

RE:   The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484
      and 811-06400)
      --------------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on September 10, 2013, regarding the Trust's post-effective amendment No. 219, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 220, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on July 26, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Thomson Horstmann & Bryant Small Cap Value Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS


1. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

2. COMMENT. In the "Annual Fund Operating Expenses" table, please add "and/or Expense Reimbursements" after "Less Fee Waivers."

     RESPONSE. The requested change has been made.

3. COMMENT. Please provide a copy of the Expense Limitation Agreement relating to the Fund as an exhibit to the Trust's registration statement.

     RESPONSE. An amended schedule to the agreement has been provided as an exhibit to post-effective amendment No. 225 to the Trust's registration statement.

4. COMMENT. Please confirm supplementally that the Board does not anticipate terminating the Fund's Expense Limitation Agreement prior to February 28, 2015.

     RESPONSE. The Board has no current intention to terminate the Fund's Expense Limitation Agreement prior to February 28, 2015.

5. COMMENT. Please confirm that the Fund does not expect to use derivatives as part of its principal investment strategy or, alternatively, add derivatives disclosure that is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1)

     RESPONSE. The Adviser does not currently expect to use derivatives as part of the Fund's principal investment strategy.

6. COMMENT. In the "Principal Investment Strategies" section, please clarify whether the Fund may invest in companies not included in the Russell 2000[R] Value Index (the "Index").

     RESPONSE. The following sentence has been added to the section:

          The Fund may invest in companies not included in the Index.

7. COMMENT. Please address the impact of foreign taxes as well as the lack of transparency and available information with respect to non-U.S. companies in the Fund's "Foreign Company Risk" paragraph.

     RESPONSE. The following disclosure has been added to the paragraph:

----------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

          Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on U.S. issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce income received from the securities comprising the portfolio.

8. COMMENT. Please confirm that the Fund does not expect to invest directly in the securities of foreign issuers, as opposed to investing indirectly in the securities of foreign issuers through ADRs, as part of its principal investment strategy or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser does not currently expect to invest assets of the Fund directly in the securities of foreign issuers, and only expects to invest assets of the Fund indirectly in the securities of foreign issuers through ADRs, as part of the Fund's principal investment strategy.

9. COMMENT. Please confirm that the Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser does not currently expect to invest assets of the Fund in securities of emerging market issuers as part of the Fund's principal investment strategy.

10. COMMENT. In the "Principal Investment Strategies" section, please disclose the limit on the amount of assets the Fund may invest in foreign companies or, alternatively, state that there is no limit.

     RESPONSE. The section has been revised to read as follows:

          The Fund may invest up to 10% of its total assets in ADRs, as determined at the time of investment.

11. COMMENT. Please confirm that the Fund does not currently anticipate investing more than 25% of its net assets in any one non-U.S. country or region and undertakes to supplement the prospectus if the Fund invests more than 25% of its net assets in any one non-U.S. country or region with information about that country or region and associated risk information.

     RESPONSE. The Fund does not currently anticipate investing more than 25% of its net assets in any one non-U.S. country or region. If the Fund's investment in any one non- U.S. country or region becomes a principal investment strategy of the Fund, the Fund will supplement its prospectus to include information regarding such investment.

12. COMMENT. Please clarify in the "Purchase and Sale of Fund Shares" section what constitutes receipt of a purchase or sell order by the Fund's transfer agent.

     RESPONSE. The following sentence has been added to the "How to Purchase Fund Shares" and "How to Sell Your Fund Shares" sub-sections of the "Purchasing, Selling and Exchanging Fund Shares" section:

          The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services of [purchase/sell] orders does not constitute receipt by the Fund's transfer agent. The share price used to fill the [purchase/sell] order is the next price calculated by the Fund after the Fund's transfer agent receives the order in proper form at the P.O. Box provided for regular mail delivery or the office address provided for express mail delivery.

     In light of the foregoing, we believe the prospectus includes appropriate disclosure with respect to these matters.

13.  COMMENT. In the "Related Performance Data of the Adviser" section:

     a. Please confirm that all accounts and funds managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite.

     RESPONSE. The Adviser has confirmed that all accounts and funds managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite.

     b. Please disclose that the performance data is calculated in accordance with GIPS or, alternatively, provide a description of the methodology used to calculate performance.

     RESPONSE. The section has been revised to read as follows:

          The performance shown below is calculated in accordance with the Global Investment Performance Standards ("GIPS"[R]).

     c. In the fourth paragraph of the section, please add "actual" between "all" and "fees."

     RESPONSE. We respectfully decline to make the requested change because "net of fee" performance was calculated using the highest applicable annual management fee, as opposed to actual management fees.

     d. In the fourth paragraph of the section, please delete "necessarily" between "not" and "representative," and delete "typically" between "that" and "would." In the fifth paragraph of the section, please change "could" to "would."

     RESPONSE. "[T]ypically" has been deleted from the fourth paragraph. However, we respectfully decline to make the other requested changes because under certain circumstances the performance information would be representative of the performance information that would be shown for a registered mutual fund and the use of SEC standardized performance methodology would not result in different performance data.

     e. Please delete the "Total Adviser Assets Under Management" and "Composite Dispersion" columns in the table and the accompanying disclosure.

     RESPONSE. The requested changes have been made.

     f. Please consider providing Composite year to date performance information.

     RESPONSE. The requested information has been included in the section.

     g. Please confirm that May 1, 2003 is the earliest date that the Adviser managed an account with investment objectives, policies and strategies substantially similar to those of the Fund.

     RESPONSE. The Adviser has confirmed that May 1, 2003 is the date that the Adviser began managing accounts with investment objectives, policies and strategies substantially similar to those of the Fund.

     h. Please include a table showing the 1 year, 5 year and since inception average annual total returns for the Composite.

     RESPONSE. The Adviser respectfully declines to disclose the requested information. The Composite is not a mutual fund, which is required to show average annual total returns. The relevant no-action letters on related performance presentations do not require such information and, further, such information is not required by the GIPS standards. Moreover, the Adviser does not believe the presentation is misleading without the inclusion of average annual total returns.

     i. Please disclose the basis for limiting the Composite to accounts of a minimum size and confirm supplementally that such limitations did not materially impact the performance presentation.

     RESPONSE. The following sentence has been added to the section:

          The minimum account size represents the size below which an account is considered non-discretionary because the Composite strategy cannot be fully implemented.

     The Adviser has confirmed that limiting the Composite to accounts of a minimum size did not materially impact the performance presentation.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

14. COMMENT. In the "Investment Limitations" section, please add a non-fundamental policy that the Fund may not pledge, mortgage or hypothecate any assets owned by the Fund in excess of 33 1/3% of the Fund's total assets.

     RESPONSE. We are not aware of any requirement in Form N-1A to include a policy regarding pledging, mortgaging or hypothecating assets in a fund's investment restrictions, and therefore, we respectfully decline to do so.

15. COMMENT. In the "Investment Limitations" section in the paragraph following the numbered non-fundamental policies, please state that in the event that a change in values or assets causes the Fund to not adhere to a fundamental or non-fundamental percentage restriction, the Fund will only make investments that will bring it toward meeting such restriction.

     RESPONSE. The following sentence has been added to the paragraph:

          Under normal circumstances, if such a change in values or assets causes the Fund to not adhere to a percentage restriction, the Fund will only make investments that will bring it toward meeting such restriction.

16. COMMENT. In the "Investment Limitations" section, please specify the exceptions referenced in the "Concentration" description paragraph.

     RESPONSE. The paragraph has been revised to read as follows:

          CONCENTRATION. The SEC has defined concentration as investing 25% or more of an investment company's net assets in an industry or group of industries, except that the Fund may invest without limitation in: (i) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and (ii) tax-exempt obligations of state or municipal governments and their political subdivisions.

17. COMMENT. Please confirm that the Fund may not engage in securities lending or, alternatively, add appropriate disclosure.

     RESPONSE. The Fund may not engage in securities lending.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin